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SEC MAIL
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352
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SEC FILE NUMBER
8- 38591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Affina Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Midland Avenue, Suite 101
(No. and Street)

Rye	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Walsh (914) 921-1780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Feeney, CPA, PC
(Name — *if individual, state last, first, middle name*)

1495 Black Rock Turnpike	Fairfield	CT	06432
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, John Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affina Brokerage Services, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

ROBERT M. GILE
Notary Public State of New York
No. 4607893
Qualified in Dutchess County
Commission Expires Oct. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFINA BROKERAGE SERVICES, LLC
(A Wholly-owned Subsidiary of USAlliance Federal Credit Union)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

CONTENTS

David E. Feeney, CPA, PC

1495 Black Rock Turnpike, Fairfield, CT 06432 *Tel: (203) 368-1254 Fax: (203) 368-1283*

INDEPENDENT AUDITOR'S REPORT

February 5, 2002

The Manager
Affina Brokerage Services, LLC

Manager:

I have audited the accompanying statement of financial condition of Affina Brokerage Services, LLC (a wholly-owned subsidiary of USAlliance Federal Credit Union) as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Affina Brokerage Services, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in United States of America.



David E. Feeney, CPA, PC

AFFINA BROKERAGE SERVICES, LLC
(A Wholly-Owned Subsidiary of USAlliance
Federal Credit Union)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2001

ASSETS

Cash and cash equivalents, of which $48,635 is on deposit with the parent company	$	266,486
Certificates of deposits, at market value		589,000
Marketable securities, at market value		10,503
Interest receivable and other assets		24,152
Interest bearing cash deposit with clearing organization		100,000
Commissions receivable due from parent company		34,886
Prepaid Expenses		17,906
Equipment, Less accumulated depreciation of $286		744
Total Assets	$	1,043,677

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses, including $7,077 payable to parent	$	33,953
Member's equity		
Contributed capital		856,727
Retained earnings		152,997
Total Stockholder's Equity		1,009,724
Total Liabilities and Stockholder's Equity	$	1,043,677

See accompanying notes to financial statements.

AFFINA BROKERAGE SERVICES, LLC
(A Wholly-owned Subsidiary of USAlliance
Federal Credit Union)
NOTES TO STATEMENT OF FINACIAL CONDITION

NOTE 1: THE COMPANY

Affina Brokerage Services, LLC (the Company) is a one member limited liability company and a wholly-owned subsidiary of USAlliance Federal Credit Union (USAlliance). In September 2000 USAlliance's regulator the National Credit Union Administration notified USAlliance that the Company's and USAlliance's operations must be reorganized to provide a greater segregation of their operations. As part of this reorganization USAlliance personnel that were performing the brokerage activity of the Company became employees of the Company in November 2000.

The Company receives commissions for executing and clearing trades for USAlliance, its largest customer, which acts as nominee for its members. Additionally, the Company receives commission from other customers for whom it acts as an introductory broker on a fully-disclosed basis. The Company also provides to USAlliance certain portfolio administrative functions for which the Company receives a monthly administrative fee of $5,000 and reimbursement for a percentage of its personnel costs.

The Company changed its fiscal year end from September 30 to December 31 effective October 1, 2000.

NOTE 2: RELATED PARTY TRANSACTIONS

During the 15 month ended December 31, 2001, the following revenue was earned from transactions with USAlliance: Commissions of $155,601; Administrative fee of $309,135; and Interest income of $908. The administrative fees paid to the Company are pursuant to a "Support Services Agreement" between the Company and USAlliance. The agreement became effective October 31, 2000, and can be terminated by either party upon giving 60 days notice.

The agreement also requires that USAlliance provide the Company with accounting support, office space and furniture for a monthly fee of $1,370. During the 15 month period ended December 31, 2001, the Company paid USAlliance $18,940 in accordance with this provision of the agreement. Prior to the effective date of the agreement, the Company would pay USAlliance a management fee, which represented a reimbursement to USAlliance for personnel and facilities costs. The management fee paid pursuant to the old agreement was paid for October 2000 and amounted to $9,016.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Set forth below are the significant accounting policies of the Company:

- Securities transactions, and the related commissions, revenues and expenses, are recorded on a trade date basis.

- Securities owned are valued at market and unrealized gains and losses are reflected in income.

- For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of sixty days or less to be cash equivalents.

- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4: CERTIFICATES OF DEPOSIT AND MARKETABLE SECURITIES

The Company has one $94,000 and four $99,000 certificates of deposit with five unrelated financial institutions. The Company also has $179,000 in a money market fund at another unrelated financial institution. The Federal Deposit Insurance Corporation insures the first $100,000 of any deposit, or certificate of deposit, at any of these financial institutions. The $48,635 of cash on deposit at USAlliance is insured by the National Credit Union Share Insurance Fund. The marketable securities, generally corporate equities, are stated at fair market value at December 31, 2001.

NOTE 5: EMPLOYEE BENEFITS

The Company's employees participate in a non-contributory, defined benefit pension plan sponsored by USAlliance. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with USAlliance and the Company and compensation levels at retirement. Employer contributions to the plan reflect benefits attributed to employees' services to date, including time as an employee of USAlliance, as well as services expected to be earned in the future.

The Company's employees are also allowed to participate in a 401(k) pension plan (sponsored by USAlliance) that allows the Company's employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. Costs of both pension plans are accrued and funded on a current basis. The defined benefit pension and 401(k) plans costs for the 15 months ended December 31, 2001 were $9,652 and $3,540, respectively. At December 31, 2001, USAlliance has a prepaid pension cost.

NOTE 6: NET CAPITAL REQUIREMENTS

Pursuant to the basic uniform net capital provisions, the Company is required to maintain a minimum net capital, as defined, under such provisions of $250,000. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company's net capital, net capital requirement, and ratio of aggregate indebtedness to net capital were approximately $952,535, $250,000, and .04 to 1, respectively.

NOTE 7: PROVISION FOR INCOME TAXES

The Company has elected disregarded-entity-status for federal and state income tax purposes and, therefore, pays no tax at the corporate level.